Lauren A. Engel

Associate

215.963.5503

July 23, 2024

FILED AS EDGAR CORRESPONDENCE

Ms. Ellie Quarles

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Response letter to comments on Post-Effective Amendment No. 3 to the Registration Statement of SEI Exchange Traded Funds (File Nos. 333-260611 and 811-23754)

Dear Ms. Quarles:

On behalf of our client, SEI Exchange Traded Funds (the “Trust” or “SETF”), this letter responds to the comments and questions you provided via telephone on June 27, 2024, regarding the Trust’s Post-Effective Amendment No. 3, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 5, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on May 15, 2024 pursuant to Rule 485(a)(2) under the 1933 Act (the “Amendment”), for the purpose of adding three new funds, the SEI Select Small Cap ETF, SEI Select International Equity ETF and SEI Select Emerging Markets Equity ETF (each, a “Fund,” and together, the “Funds”). Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Prospectus:

1.	Comment. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make conforming changes as necessary.

Response.         The Trust acknowledges the Staff’s comment and has made conforming changes throughout the Registration Statement, as applicable.

2.	Comment. Please update the ticker symbols on EDGAR once available.

Response.         The Trust confirms that the ticker symbols will be updated on EDGAR once available.

3.	Comment. Please supplementally provide a completed fee table and expense examples for each Fund. Please file this on EDGAR with the response letter or separately.

Response.         The completed fee tables and expenses examples are as follows:

Ms. Ellie Quarles, Esq.
July 23, 2024

SEI Select Small Cap ETF

Management Fees[1]	0.55%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1,2]	0.00%
Total Annual Fund Operating Expenses	0.55%

1      The investment advisory agreement between SEI Exchange Traded Funds (the Trust) and SEI Investments Management Corporation (SIMC), the Fund’s adviser (the Investment Advisory Agreement) provides that SIMC will pay all operating expenses of the Fund, except the management fees, interest expenses, dividend and other expenses on securities sold short, taxes, expenses incurred with respect to the acquisition and disposition of portfolio securities and the execution of portfolio transactions (including brokerage commissions), acquired fund fees and expenses, distribution fees or expenses paid by the Trust under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act (if any), fees and expenses of the Board of Trustees, litigation expenses and any extraordinary expenses.

2     Other Expenses are based on estimated amounts for the current fiscal year and rounded to 0.00%.

1 Year	$56
3 Years	$176

SEI Select International Equity ETF

Management Fees[1]	0.50%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1,2]	0.00%
Total Annual Fund Operating Expenses	0.50%

1     The investment advisory agreement between SEI Exchange Traded Funds (the Trust) and SEI Investments Management Corporation (SIMC), the Fund’s adviser (the Investment Advisory Agreement) provides that SIMC will pay all operating expenses of the Fund, except the management fees, interest expenses, dividend and other expenses on securities sold short, taxes, expenses incurred with respect to the acquisition and disposition of portfolio securities and the execution of portfolio transactions (including brokerage commissions), acquired fund fees and expenses, distribution fees or expenses paid by the Trust under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act (if any), fees and expenses of the Board of Trustees, litigation expenses and any extraordinary expenses.

2     Other Expenses are based on estimated amounts for the current fiscal year and rounded to 0.00%.

1 Year	$51
3 Years	$160

Ms. Ellie Quarles, Esq.
July 23, 2024

SEI Select Emerging Markets Equity ETF

Management Fees[1]	0.60%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1,2]	0.00%
Total Annual Fund Operating Expenses	0.60%

1     The investment advisory agreement between SEI Exchange Traded Funds (the Trust) and SEI Investments Management Corporation (SIMC), the Fund’s adviser (the Investment Advisory Agreement) provides that SIMC will pay all operating expenses of the Fund, except the management fees, interest expenses, dividend and other expenses on securities sold short, taxes, expenses incurred with respect to the acquisition and disposition of portfolio securities and the execution of portfolio transactions (including brokerage commissions), acquired fund fees and expenses, distribution fees or expenses paid by the Trust under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act (if any), fees and expenses of the Board of Trustees, litigation expenses and any extraordinary expenses.

2    Other Expenses are based on estimated amounts for the current fiscal year and rounded to 0.00%.

1 Year	$61
3 Years	$192

4.	Comment. In the “Principal Investment Strategies” section of the SEI Select Small Cap ETF, please consider clarifying that investments in mid-capitalization companies do not qualify as investments for purposes of the Fund’s 80% policy and instead fall into the 20% bucket.

Response.          In response to the Staff’s comment, we have revised the disclosure to state (new text is bold and underlined): “The Fund may also invest in securities of mid capitalization companies, which will not be considered “small companies” to the extent they fall outside the market capitalization range of the Index.”

5.	Comment. In the “Principal Investment Strategies” section of the SEI Select Small Cap ETF, please disclose whether the Fund will have principal investments in equity securities other than common stock. If so, please discuss the other types of equity securities and provide related risk disclosure.

Response.          The Trust confirms that the Fund currently expects to only principally invest in common stock.

6.	Comment. In the “Principal Investment Strategies” section of the SEI Select Small Cap ETF, please clarify whether the Russell 2000 Index will be used solely as a reference for the size of the companies that the Fund may invest in or whether the Fund’s investments will be limited to those companies included in the Russell 2000 Index.

Response.          In response to the Staff’s comment, we have revised the disclosure to state (new text is bold and underlined): “The market capitalization range and the composition of the Index are subject to change, and the Fund is not limited to investing only in companies within the Index.”

Ms. Ellie Quarles, Esq.
July 23, 2024

7.	Comment. In the “Principal Investment Strategies” section of the SEI Select Small Cap ETF, please update the market capitalization information as of the most recent date practicable and provide market capitalization data for mid-capitalization companies.

Response.          In response to the Staff’s comment, the market capitalization information has been updated as of June 30, 2024. However, we have determined to not add market capitalization data for mid-capitalization companies because: (i) investors can discern a general definition by negative inference from the definition of “small companies” included in the disclosure, (ii) mid capitalization companies will only be, at most, 20% of the ETF’s portfolio under normal circumstances, (iii) including multiple capitalization ranges within the principal investment strategies could be confusing to investors, and (iv) adding a second capitalization range would require additional ongoing monitoring for disclosure updates and potentially require new or expanded licensing arrangements with an index provider, which would increase costs ultimately borne by shareholders.

8.	Comment. In each Fund’s “Principal Risks” section, please delete the following statement: “[t]he order of the below risk factors does not indicate the significance of any particular risk factor.” And reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s NAV, yield and total return. (see the SEC’s Accounting and Disclosure Information Guidance 2019-08).

Response.          In response to the Staff’s comment, the statement has been removed and the risks have been confirmed to be ordered by priority.

9.	Comment. In the Investment Advisers and Portfolio Managers table and the Sub-Advisers and Portfolio Managers table for each Fund, please update the “Experience with the Fund” column to provide the month and year of the Fund’s inception.

Response.          The requested change has been made.

10.	Comment. In the “Principal Risks” section of the SEI Select International Equity ETF, please consider including Liquidity Risk.

Response.          In response to the Staff’s comment, we have added Liquidity Risk to the Fund’s “Principal Risks” disclosure.

11.	Comment. Please supplementally identify the broad-based securities market index expected to be used by each of the Funds in the average annual total returns table.

Response.          Each of the Funds currently expects to use the index listed in the table below as the broad-based securities market index in the average annual total returns table. We note that these index selections are subject to change.

Fund	Broad-Based Securities Market Index
SEI Select Small Cap ETF	S&P 500 Index
SEI Select International Equity ETF	MSCI ACWI ex-USA Index (Net)
SEI Select Emerging Markets Equity ETF	MSCI ACWI ex-USA Index (Net)

Ms. Ellie Quarles, Esq.
July 23, 2024

12.	Comment. The “Principal Investment Strategies” for the SEI Select Emerging Markets Equity ETF states that “it is expected that China will generally constitute a significant exposure in the Fund.” Please add to the corresponding country specific risk disclosure from the risk disclosure in Item 9 and provide additional disclosure, such as disclosure about investment types or other considerations relevant to these investments (e.g., risks related to China A-Shares, Stock Connect, shares or American depository receipts (“ADRs”) that are subject to the Holding Foreign Companies Accountable Act (“HFCAA”) or others). Please also add corresponding principal strategy disclosure regarding the types of investments in China that the Fund intends to make.

Response.          In response to the Staff’s comment, we have enhanced the Fund’s risk disclosure to include further discussion of risks related to investments in Chinese companies.

13.	Comment. In the “More Information About the Funds” section, please disclose whether each Fund’s 80% policy may be changed without shareholder approval upon 60 days’ prior written notice to shareholders.

Response.          In response to your comment, the Trust has added disclosure stating that each Fund’s 80% policy is non-fundamental and may be changed by the Board of Trustees without shareholder approval upon 60 days’ notice to shareholders.

14.	Comment. In the “More Information About the Funds” section, please disclose whether each of the Funds may engage in active and frequent trading of portfolio securities to achieve its principal investment strategies. If so, please disclose the associated tax consequences of the increased portfolio turnover rate and how the tax consequences of, or trading costs associated with, a Fund’s portfolio turnover may affect the Fund’s performance. (see Instruction 7 to Item 9(b)(1) of Form N-1A).

Response.          Particularly in light of the in-kind creation and redemption basket transactions that will permit the Fund to adjust its portfolio without incurring transaction costs or tax, the Trust confirms that the Funds do not plan to engage in active and frequent trading of portfolio securities to achieve its principal investment strategies. Accordingly, we have not made any changes to the disclosure in this regard.

15.	Comment. In the final paragraph under “Models and Optimizer,” please discuss how the Sub-Advisers’ recommendations are taken into consideration using this approach.

Response.          The requested change has been made.

16.	Comment. Please revise the Current Market Conditions Risk in the “More Information About Principal Risks” section to update expectations for the Federal Reserve and certain foreign central banks with respect to plans to continue to raise rates.

Response.          The requested change has been made.

17.	Comment. Please clarify that the Currency Risk, Depositary Receipts Risk and Foreign Investment/Emerging Markets Risk in the “More Information About Principal Risks” section do not apply to each of the Funds and identify to which of the Funds each risk applies.

Response.          The requested change has been made.

Ms. Ellie Quarles, Esq.
July 23, 2024

18.	Comment. Under Equity Securities Risk in the “More Information About Principal Risks” section, please explain the effect of subordination in most bankruptcy proceedings.

Response.          In response to your comment, we have added disclosure regarding the effect of subordination in bankruptcy proceedings.

19.	Comment. The Foreign Investment/Emerging Markets Risk in the “More Information About Principal Risks” section describes risks related to the financial stability of issuers, including governments. Please disclose whether the Funds expect to invest in debt securities for sovereign issuers. If not, consider deleting this language.

Response.          The Funds do not expect to invest in debt securities for sovereign issuers, and the Trust has revised the disclosure in Foreign Investment/Emerging Markets Risk accordingly.

20.	Comment. Please consider updating Foreign Investment/Emerging Markets Risk in the “More Information About Principal Risks” section to include the Israel/Hamas conflict.

Response.          In response to the Staff’s comment, the Trust added a general reference to the Israel/Hamas conflict in the Current Market Conditions Risk.

21.	Comment. In the “More Information About Principal Risks” section, please clarify what Funds are subject to Large Capitalization risk.

Response.          The requested change has been made.

22.	Comment. In the second paragraph of the “Sub-Advisers” section, please consider clarifying what expenses the Adviser generally will pay instead of disclosing this in the negative.

Response.          In response to the Staff’s comment, we have reviewed the disclosure and believe it to be sufficiently clear as-is. Accordingly, we respectfully decline to make any changes.

SAI:

23.	Comment. In the “Exchange Listing and Trading” section, the sentences in the fifth paragraph are repeated from the end of the preceding paragraph. Please delete the repeated sentences.

Response.          The requested change has been made.

24.	Comment. Please update the risk disclosure for MiFID II as it is currently outdated.

Response.          In response to the Staff’s comment, we have removed the MiFID II risk disclosure.

25.	Comment. In the section titled “Trustees and Officers of the Trust,” under the “Trustees and Officers” heading, please provide the information in tabular format as described in Item 17 of Form N-1A.

Response.          Item 17(a) of Form N-1A requires that the information required by the table be included in the SAI, but it does not specifically require that the information be included in a table format. The Trust’s current disclosure includes all information for each Trustee and Officer that is required by Item 17(a) and is consistent with the disclosure approach taken by affiliated registrants

Ms. Ellie Quarles, Esq.
July 23, 2024

that are overseen by the same Board of Trustees. Accordingly, the Trust respectfully prefers to maintain its disclosure as-is.

26.	Comment. In the “Placement of Redemption Orders” section, please update the disclosure related to T+2 to address the adoption of T+1.

Response.          In response to the Staff’s comment, the Trust has reviewed all T+2 disclosure and updated it to address the adoption of T+1.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5503.

Very truly yours,

/s/ Lauren A. Engel

Lauren A. Engel, Esq.